UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

______________________________

JMP Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46629U107

(CUSIP Number)

Scott Solomon

Managing Director and Chief Legal Officer

JMP Group Inc.

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

October 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 )”act”) or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act.

CUSIP No. 46629U107

1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	7) Sole Voting Power: 3,715,839 (a)(c)
8) Shared Voting Power: 75,000 (b)(c)
9) Sole Dispositive Power: 3,715,839(a)(c)
10) Shared Dispositive Power: 75,000 (b)(c)

11)	Aggregate amount beneficially owned by each reporting person 3,790,839(a)(b)(c)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 17.53%
14)	Type of reporting person (see instructions) IN

Notes:

(a)

As of October 29, 2014, Mr. Jolson’s beneficial ownership includes (i) 1,280,687shares of common stock owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 2,215,704 shares of common stock owned by Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 56,148 shares of common stock owned by him directly; and (iv) 148,000 vested and unexercised stock options.

(b)	Although included in the number reported, Mr. Jolson disclaims beneficial ownership of 75,000 shares of common stock owned by The Jolson Family Foundation.

(c)

Excluded from Mr. Jolson’s beneficial ownership are: (i) 86,475 company performance-based restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan which will vest assuming both the following criteria are met: 1) the company performance goal is met and 2) continuous service throughDecember 31, 2014 (ii) 12,019 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest on December 31, 2014; (iii) an award of 75,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2015; (iv) an award of 60,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3 year term and applicable measurement period; and 2) continuous service through December 31, 2016 and (v) 165,802 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 50% on December 31, 2014 and December 31, 2015.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of JMP Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.
(a)-(c)

This Statement is filed by Joseph A. Jolson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111 and who is the Chairman and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

All of the transactions required to be reported in this Statement are as follows:

1.	On April 24, 2014, Mr. Jolson acquired 15,300 shares of Common Stock at a per share price of $6.5108 in open market purchases.;

2.	On April 25, 2014, the Joseph A. Jolson 1991 Trust acquired 11,577 shares of Common Stock at a price per share of $6.4499 in open market purchases.;

3.	On April 28, 2014, the Joseph A. Jolson 1991 Trust acquired 7,387 shares of Common Stock at a price per share of $6.4477 in open market purchases;

4.	On April 30, 2014, the Joseph A. Jolson 1991 Trust acquired 10,000 shares of Common Stock at a price per share of $6.9125 in open market purchases;

5.	On May 2, 2014, the Joseph A. Jolson 1991 Trust acquired 10,000 shares of Common Stock at a price per share of $6.9305 in open market purchases;

6.	On June 2, 2014, the Joseph A. Jolson 1991 Trust acquired 20,000 shares of Common Stock at a price per share of $6.4926 in open market purchases pursuant to a Rule 10b5-1 Purchase Plan;

7.	On June 3, 2014, the Joseph A. Jolson 1991 Trust acquired 20,000 shares of Common Stock at a price per share of $6.4664 in open market purchases pursuant to a Rule 10b5-1 Purchase Plan;

8.	On June 4, 2014, the Joseph A. Jolson 1991 Trust acquired 18,200 shares of Common Stock at a price per share of $6.4874 in open market purchases pursuant to a Rule 10b5-1 Purchase Plan;

9.	On June 5, 2014, the Joseph A. Jolson 1991 Trust acquired 100 shares of Common Stock at a price per share of $6.50 in open market purchases pursuant to a Rule 10b5-1 Purchase Plan;

10.	On October 27, 2014, the Joseph A. Jolson 1991 Trust acquired 441,004 shares of Common Stock at a price per share of $6.4031 in open market purchases; and

11.	On October 28, 2014, the Joseph A. Jolson 1991 Trust acquired 121,300 shares of Common Stock at a price per share of $6.6979 in open market purchases.

12.	On October 29, 2014, the Joseph A. Jolson 1991 Trust acquired 7,200 shares of Common Stock at a price per share of $6.7421 in open market purchases.

In no case other than the purchases of shares by the trust were funds or other consideration paid by the Reporting Person. In the case of the purchase by the trust, the Reporting Person used his own individual funds. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The transactions described above in Item 3 were for the following purposes:

1.	The withholding of shares was to cover withholding taxes payable upon vesting of restricted stock held by the Reporting Person.

2.

The vesting of restricted stock awards were in accordance with the standard terms attributable to restricted stock awards granted by the Issuer generally, and were initially granted to the Reporting Person as compensation for serving as the Chief Executive Officer of the Issuer.

3.	Purchases of shares made through open market purchases by the trust were based on the trustee’s evaluation of the market price of shares on the New York Stock Exchange at the time.

Other than set forth above and in his capacity as Chairman and Chief Executive Officer of the Issuer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As of September 30, 2014, there were 21,619,369shares of Common Stock issued and outstanding. As of October 29, 2014, the Reporting Person is the beneficial owner of 3,790,839 shares of Common Stock, which represents 17.53% of the outstanding shares of Common Stock. Such amount includes (i) 1,280,687 shares of common stock owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 2,215,704 shares of common stock owned by Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 56,148 shares of common stock owned by him directly; (iv) 148,000 vested and unexercised stock options; and (v) 75,000 shares of common stock owned by The Jolson Family Foundation for which he has the power to direct investments. Although included in the number reported, Mr. Jolson disclaims beneficial ownership of 75,000 shares of common stock owned by The Jolson Family Foundation.

Excluded from the Reporting Person’s beneficial ownership are: (i) 12,019 restricted stock units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest on December 31, 2014; and (ii) an award of 75,000 stock performance-based options granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) stock performance based vesting during 3-year term and applicable measurement period; and 2) continuous service through December 31, 2015.

(b)	The information on the cover page of this Schedule is incorporated herein by reference.

(c)

There have been no transactions by the Reporting Person (either directly or indirectly through individuals, corporations and other entities through which the Reporting Person may possess the power to vote or dispose of shares of Common Stock) during the 60 days prior to the date of this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

Item 7. Material to be filed as Exhibits

N.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2014

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson
Title:	Chairman and Chief Executive Officer